Landcadia Holdings IV, Inc.

1510 West Loop South

Houston, Texas 77027

March 22, 2021

VIA EDGAR

Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Landcadia Holdings IV, Inc.

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253100

Dear Ms. Haywood:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Landcadia Holdings IV, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 24, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

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Very truly yours,

LANDCADIA HOLDINGS IV, INC.

	By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: Co-Chairman and Chief Executive Officer

cc: Elliott Smith, White & Case LLP

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